UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12th Floor, Tower 1, Financial Street Chang’An Center,

Shijingshan District, Beijing 100043

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

On December 22, 2022, Ambow Education Holding Ltd. (the “Company”) held an Annual General Meeting of Shareholders to vote on the following proposals which were approved by the majority of the shareholders:

•	to elect Mingjun Wang to serve on the Board of Directors of the Company as Class II director until the 2025 annual meeting of shareholders of the Company or until his respective successor is duly appointed and qualified; and

•	to ratify the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2022 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States.

At the Annual General Meeting, shareholders of the Company, through a special resolution, approved the sale of all of the equity interests in Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow Subs”) to Clover Wealth Limited (the “Purchaser”) in consideration of the Purchaser paying US$12,000,000 to the Company (the “Sale”), as contemplated by and pursuant to the terms and conditions of the purchase agreement.

The voting results for the proposal of the Sale were as follows:

	FOR	AGAINST	ABSTAIN
- Ordinary Shares	72,979,300	750,000	0
- Ordinary Shares represented by ADSs	618,090	26,020	15,200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Date: December 22, 2022